UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On June 26, 2026, AIOS Tech Inc. (the “Company”) entered into a share subscription agreement (the “Share Subscription Agreement”) with Swift Prime Limited (“SPL”), a company wholly owned by Mr. Guo Li, who serves as a director and Co-Chief Executive Officer of the Company. Under the Share Subscription Agreement, SPL will subscribe for 5,000,000 Class B common shares of the Company at a price of US$0.0001 per share, which is the par value of Class B common shares, for a total consideration of US$500, to be paid within 10 days following the closing date. SPL has voluntarily agreed that, for a period of five years from the date of issuance, the Class B common shares may not be transferred, sold, or otherwise disposed of without prior approval of the Board of Directors of the Company. Upon completion of the transaction, Mr. Guo Li, through SPL, will beneficially own approximately 60.6% of the Company’s outstanding common shares, representing approximately 99.4% of the aggregate voting power of the Company.

The entry into the Share Subscription Agreement and the proposed issuance of shares to SPL constitutes a related party transaction. The terms of the agreement were reviewed and approved by the audit committee and the Board of Directors of the Company, with all related parties recusing themselves from deliberation and voting.

The foregoing description of the Share Subscription Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Share Subscription Agreement which is filed as Exhibits 10.1 hereto, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Subscription Agreement dated June 26, 2026 between AIOS Tech Inc. and Swift Prime Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: June 26, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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